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                           JOHNSTON INDUSTRIES, INC.
                             105 THIRTEENTH STREET
                            COLUMBUS, GEORGIA 31901

                                                                   April 7, 2000

To our Stockholders:

      On behalf of the Board of Directors of Johnston Industries, Inc. we are pleased to inform you that, on March 30, 2000, the Company entered into a Purchase Agreement with CGW Southeast Partners IV, L.P. and JI Acquisition Corp., pursuant to which CGW through JI Acquisition has today commenced a cash tender offer to purchase up to all of the shares of the Company's Common Stock at $3.00 per share.

      Your Board of Directors has approved the Purchase Agreement and related transactions, including the offer. The Board of Directors of the Company expresses no opinion, however, as to whether you should accept the offer and tender your shares thereunder.

      In arriving at its decision to approve the Purchase Agreement, the Board of Directors gave careful consideration to a number of factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including, among other things, the terms and conditions of the Stock Purchase Agreement and the opinion of The Robinson-Humphrey Company, LLC, the Company's financial advisor, to the effect that, as of the date of such opinion and based upon the assumptions and other matters set forth therein, the offer and the transactions contemplated by the Purchase Agreement are fair to the Company's stockholders from a financial point of view.

      In addition to the attached Schedule 14D-9 relating to the offer, also enclosed is the Offer to Purchase, dated April 7, 2000, of CGW and JI Acquisition, together with related materials, including a Letter of Transmittal, to be used for tendering your shares, if you decide to do so. These documents set forth the terms and conditions of the offer and provide instructions as to how to tender your shares. We urge you to read the enclosed material carefully in making your decision with respect to tendering your shares pursuant to the offer.

                                           On behalf of the Board of Directors,

                                                       D. CLARK OGLE